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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

January 17, 2024

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds II (the “Registrant”)
Initial Registration Statement on Form N-1A
File Nos. 333-274946; 811-23907

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly A. Browning of the Division of Investment Management with respect to the Registrant’s initial registration statement on Form N-1A, which was filed on October 11, 2023, and pre-effectively amended on December 18, 2023 and on January 11, 2024 (the “Registration Statement”). The Registrant previously responded to comments provided by the Staff in correspondence submitted December 13, 2023 (the “Initial Response Letter”), January 9, 2024 (the “Second Response Letter”) and January 10, 2024 (the “Third Response Letter”).

The Registration Statement was filed for the purpose of registering shares of the following initial series of the Registrant: (i) Embark Commodity Strategy Fund and (ii) Embark Small Cap Equity Fund (collectively, the “Funds”).

Set forth below are the Staff’s comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the Registration Statement.

COMMENT 1:	The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this statement.

January 17, 2024 Page 2

COMMENT 2:	Please indicate the status of the Registrant’s fidelity bond. We note that the Registrant has included an undertaking to file a fidelity bond in Item 35 of Part C of the Registration Statement.

Response:	The Registrant notes that it will be covered as a new investment company under the fidelity bond currently in place for the Advisor and funds it manages. The Advisor has requested an updated endorsement from the insurer reflecting the addition of the Funds and will file its fidelity bond upon receipt.

COMMENT 3:	The Staff reissues its comment reflected in the Second Response Letter: In relation to Comment 13B in the Initial Response Letter, the Staff considers all sub-advisory fees paid to be fees paid by the Fund and therefore required to be disclosed pursuant to Item 19(a)(3) of Form N-1A. Please include sub-advisory fee rates in the SAI. Please see the Securities and Exchange Commission statement in Proposed Rule: Exemption from Shareholder Approval for Certain Subadvisory Contracts, IC-26230 (Oct. 23, 2003), at note 22 (the “2003 Release”).

Response:	As set forth in the Second Response Letter, the Registrant respectfully notes that Item 19(a)(3), by its terms, requires disclosure of “the advisory fee payable by the Fund” (emphasis added) which includes “[t]he total dollar amounts that the Fund paid to the adviser” (emphasis added). As disclosed in the SAI, each Subadvisor is paid by the Advisor, and thus the subadvisory fees are not paid by a Fund and therefore are not required to be disclosed. Moreover, while Item 19(a)(3) specifically requires disclosure of the dollar amounts paid to an adviser, it does not require disclosure of the fee rate paid to the adviser. Instead, the fee rate paid to the adviser is required to be disclosed in the Prospectus pursuant to Item 10(a)(1)(ii)(A) of the Form, which requires disclosure of the fees paid to the adviser “as a percentage of average net assets.” However, Instruction 3 to Item 10 provides that “[i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser” (emphasis added). This instruction is clearly intended to require disclosure of the total advisory fee rate paid by the fund, which, in an adviser-pays-subadviser arrangement like the Registrant’s, is the advisory fee. Accordingly, there is nothing in the Form that requires disclosure in either the Prospectus or in the SAI of the fee rate paid by an adviser to a subadviser.

January 17, 2024 Page 3

In support of this interpretation, the Registrant refers to the 1998 release adopting amendments to Form N-1A (Registration Form Used by Open-End Management Investment Companies, IC-23064 (March 13, 1998) (“1998 Adopting Release”)) in which the Securities and Exchange Commission stated that it was “persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund” (emphasis added). While the Registrant does not believe that disclosure of the dollar amounts paid by the Adviser (rather than a Fund) to a Subadvisor is required by the Form, the Registrant will nonetheless disclose in future updates to its Registration Statement the dollar amount of fees actually paid to each individual subadviser. This approach would be consistent with the 1998 Adopting Release’s suggestion that such information may be of interest to investors. As there is nothing in the 1998 Adopting Release or in the text of the Form itself to suggest that disclosure of the fee rate paid to a subadviser is required, the Registrant believes that such disclosure is unnecessary, especially in light of the fact that the dollar amounts paid to each Subadvisor will be disclosed in the SAI.

Moreover, the Registrant believes that disclosing the subadvisory fee rates would not be in the best interest of a Fund’s shareholders. As the Securities and Exchange Commission acknowledged in the 2003 Release, advisers “are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately.”

For these reasons and the additional reasons described in the Second Response Letter, the Registrant respectfully declines to disclose the subadvisory fee rates payable to each Subadvisor. As discussed above, once operational, the Registrant will disclose in future updates to its Registration Statement the dollar amount of fees actually paid to each individual Subadvisor.

COMMENT 4:	Regarding your response to Comment 7 in the Third Response Letter, the Staff notes that its objection to the disclosure was based on the suggestion in the disclosure that there is an additional step beyond receipt of a redemption order in accordance with Rule 22c-1(a) for a shareholder to redeem their shares of the Funds.

January 17, 2024 Page 4

Response:	The Registrant acknowledges the comment and has revised the disclosure as set forth in the Third Response Letter.

COMMENT 5:	In regard to your response to Comment 23 in the Third Response Letter, the Staff notes that the term “real estate-related industries” is still used in the SAI. Please either harmonize the SAI disclosure with revisions made to the prospectus disclosure or, if the Funds will invest in common stocks of issuers in real estate-related industries as part of a non-principal investment strategy, please identify the industries and describe the attendant risks.

Response:

The Registrant will incorporate this comment and revise the disclosure as follows in a Form 497 filing:

“The Fund may gain exposure to the real estate sector by investing in real estate investment trusts (“REITs”)~~, and common, preferred and convertible securities of issuers in real estate-related industries~~.”

COMMENT 6:	The disclosure regarding the Embark Commodity Strategy Fund’s wholly owned Subsidiaries’ investments in commodity-linked derivative instruments states that the Fund “likely will gain exposure to these derivative instruments indirectly by investing in the Subsidiaries.” Please delete the term “likely” and harmonize Item 4 disclosure, as applicable.

Response:

The Registrant will incorporate this comment and revise the disclosure as follows in a Form 497 filing:

“Each Subsidiary invests primarily in commodity-linked derivative instruments, including swap agreements, commodity options, futures and options on futures. Although Embark Commodity Strategy Fund may enter into these commodity-linked derivative instruments directly, subject to certain limitations, the Fund ~~likely~~ will gain exposure to these derivative instruments indirectly by investing in the Subsidiaries.”

January 17, 2024 Page 5

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

Cc:	Diana R. Podgorny, Esq.
Meredyth Whitford-Schultz, Esq.
Meredith Dykstra, Esq.
Harbor Funds II

Christopher P. Harvey, Esq.
Dechert LLP